April 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E. Mail Stop 4628

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief

Anuja A. Majmudar, Attorney-Advisor

Re:	Nuverra Environmental Solutions, Inc.

Registration Statement on Form S-1

Originally Filed March 16, 2018

Amendment No. 1 Filed April 20, 2018

File No. 333-223738

Dear Ms. Nguyen:

On behalf of Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”), this letter is being submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 4, 2018 (the “Staff Letter”), relating to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-223738), filed with the Commission on March 16, 2018.

Set forth herein is the Company’s response to the comments raised in the Staff Letter. For the convenience of the Staff, the Company has restated each comment in the Staff Letter in bold font and has followed the comment with the Company’s response thereto.

Incorporation by Reference of Certain Documents, page v

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please file the Part III information prior to requesting effectiveness of this registration statement. Please also revise this section to incorporate by reference such filing prior to effectiveness. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

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Response:

The Company acknowledges the Staff’s comment and advises the Staff that on April 19, 2018, the Company filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (“Form 10-K/A”), for the purpose of including the information required by Part III of Form 10-K. The Company further advises the Staff that on April 20, 2018, it filed Amendment No. 1 to the Registration Statement to revise the “Incorporation by Reference of Certain Documents” section of the Registration Statement to incorporate by reference the Form 10-K/A.

Selling Stockholders, page 7

2.	We note that pursuant to the terms of your plan of reorganization and amended charter, Ascribe Capital LLC, a significant stockholder, has the right to designate up to two initial directors. In this regard, please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by the Ascribe Funds, or explain to us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that on April 20, 2018, the Company filed Amendment No. 1 to the Registration Statement to revise the “Selling Stockholders” section of the Registration Statement to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by the Ascribe Funds.

Should the Staff have any questions or comments regarding this response letter, please contact Joseph M. Crabb, Executive Vice President & Chief Legal Officer of the Company, at (602) 903-7407 or by email at joe.crabb@nuverra.com, or Matthew M. Holman of Squire Patton Boggs (US) LLP, outside counsel to the Company, at (602) 528-4083 or by email at matthew.holman@squirepb.com.

Thank you for your assistance.

Very truly yours,

/s/ Joseph M. Crabb

Joseph M. Crabb

Executive Vice President and Chief Legal Officer

Nuverra Environmental Solutions, Inc.

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cc:	Charles K. Thompson – Nuverra Environmental Solutions, Inc.

Edward A. Lang – Nuverra Environmental Solutions, Inc.

Matthew M. Holman – Squire Patton Boggs (US) LLP